UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29686 / June 1, 2011

_____

In the Matter of   :
                                                                          :
PENNANTPARK INVESTMENT CORPORATION   :
PENNANTPARK SBIC GP, LLC   :
PENNANTPARK SBIC LP   :
PENNANTPARK INVESTMENT ADVISERS, LLC   :
                                                                          :
590 Madison Avenue   :
15th Floor   :
New York, New York 10022   :
                                                                          :
(812-13772)   :
                                                                          :
_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

PennantPark Investment Corporation ("Company"), PennantPark SBIC GP, LLC, PennantPark
SBIC LP and PennantPark Investment Advisers, LLC filed an application on May 12, 2010 and
amendments to the application on September 7, 2010, February 18, 2011, and May 2, 2011,
requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an
exemption from sections 18(a) and 61(a) of the Act. The order would permit the Company to
adhere to a modified asset coverage requirement.

On May 6, 2011, a notice of the filing of the application was issued (Investment Company Act
Release No. 29665). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from sections 18(a) and
61(a), requested by PennantPark Investment Corporation, et al. (File No. 812-13772), is granted,
effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Cathy H. Ahn
Deputy Secretary